Exhibit (h)(vi)

AMENDMENT TO ADMINISTRATION AGREEMENT

This Amendment to Administration Agreement is entered into this 30th day of April, 2007 by and between Baird Funds, Inc., a Wisconsin corporation (the “Corporation”), and Robert W. Baird & Co. Incorporated (the “Administrator”).  This Amendment amends the Administration Agreement dated September 29, 2000 by and between the Corporation and the Administrator (the “Administration Agreement”).

This Amendment hereby amends and restates Section 3 of the Administration Agreement in its entirety as follows:

3.  Expenses of the Funds.  The Administrator assumes and shall pay for maintaining its staff and personnel, and shall at its own expense provide the equipment, office space and facilities necessary to perform its obligations under this Agreement.  In addition, the Administrator assumes and shall pay all other operating expenses of the Funds, including without limitation, insurance and fidelity bond costs, taxes, legal and auditing fees and expenses, costs of printing prospectuses, annual reports and proxy statements, directors’ fees, fees and expenses for custodial and transfer agency services, accounting and pricing costs (including the daily calculation of net asset value), and other normal expenses properly payable by the Funds, but specifically excluding management or investment advisory fees, fees payable pursuant to the Funds’ 12b-1 plan, interest and other borrowing costs, commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies), litigation and other extraordinary or non-recurring expenses.

Other than the amendment and restatement of Section 3 as set forth above, the Administration Agreement shall remain in full force and effect without change.

BAIRD FUNDS, INC.	ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Charles M. Weber	By: /s/ Mary Ellen Stanek

Title: Secretary	Title: Managing Director